Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

Sugarmade, Inc.

Under Section 242 of the Delaware General Corporation Law

Sugarmade, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is June 20, 2007 (as amended to date, the “Certificate”).

SECOND: The Certificate is hereby amended as follows:

1.	The first sentence of Article VI of the Certificate of the Certificate is hereby amended and restated in its entirety to provide as follows:

The total number of shares of stock which the Corporation shall have authority to issue is 20,010,000,000; 20,000,000,000 of which shall be designated as common stock, par value $0.001 per share, and 10,000,000 of which shall be designated as preferred stock, par value $0.001 per share.

THIRD: The remaining provisions of the Certificate not affected by the aforementioned amendment shall remain in full force and not be affected by this Certificate of Amendment.

FOURTH: The amendment of the Certificate effected by this Certificate of Amendment was duly authorized by the stockholders of the Corporation on December 16, 2021, after first having been declared advisable by the Board of Directors of the Corporation on December 16, 2021, all in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment shall be effective on March 2, 2022.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its duly authorized officer this 2nd day of March, 2022.

By:	/s/ Jimmy Chan
Name:	Jimmy Chan
Title:	Chief Executive Officer